ERA Group Inc.
818 Town & Country Blvd., Suite 200
Houston, Texas 77024

May 8, 2013

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

RE: Era Group Inc.; Era FBO LLC; Era Aeróleo LLC; Aeróleo Internacional, LLC; Era Australia LLC; Era Flightseeing LLC; Era Helicopter Services LLC; Era Helicopters (Mexico) LLC; Era Helicopters, LLC; Era Leasing LLC; Era Med LLC; Seacor Overseas Investment Inc.; Era DHS LLC; Era Canada LLC

Registration Statement on Form S-4 (File Nos. 333- 188050, 333- 188050-01, 333- 188050-02, 333- 188050-03, 333- 188050-04, 333- 188050-05, 333- 188050-06, 333- 188050-07, 333- 188050-08, 333- 188050-09, 333- 188050-10, 333- 188050-011, 333- 188050-12 and 333- 188050-13)

Dear Mr. Dobbie:
Reference is made to the Registration Statement on Form S-4 (No. 333-188050) of Era Group Inc., a Delaware corporation (the “Company”), and the additional registrants named therein (together with the Company, the “Registrants”) initially filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2013, as amended by Amendment No. 1 dated April 23, 2012 and Amendment No. 2 dated May 7, 2013 (as amended, the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. Eastern Time on May 10, 2013, or as soon as practicable thereafter.
Each of the Registrants acknowledges that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,
Era Group Inc.
Aeróleo Internacional, LLC
Era Aeróleo LLC
Era Australia LLC
Era Canada LLC
Era DHS LLC
Era FBO LLC
Era Flightseeing LLC
Era Helicopter Services LLC
Era Helicopters (Mexico) LLC
Era Helicopters, LLC
Era Leasing LLC
Era Med LLC
Seacor Overseas Investment Inc.

By:	/s/ Shefali A. Shah
Name:	Shefali A. Shah
Title:	Acting General Counsel and Corporate Secretary